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                             October 13, 2023

       Kenneth Teck Chuan Tan
       Chief Executive Officer
       BeLive Holdings
       29 Media Circle
       Mediapolis 09-06
       Singapore 138565

                                                        Re: BeLive Holdings
                                                            Amendment No.1 to
Draft Registration Statement on Form F-1
                                                            Submitted September
28, 2023
                                                            CIK No. 0001982448

       Dear Kenneth Teck Chuan Tan:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 31, 2023 letter.

       Amendment No.1 to Draft Registration Statement on Form F-1

       Management's Discussion and Analysis of Financial Condition and Results of Operation, page
       43

   1. We note your response to prior comment 1. Because you identify your customer's ability to increase their own
customer base as a key performance metric, please revise to quantify those increases for the
periods presented. In addition, provide a more detailed discussion regarding the analytics
and A.I. utilized in providing your customer's insights for their marketing campaigns.
 Kenneth Teck Chuan Tan
FirstName LastNameKenneth Teck Chuan Tan
BeLive Holdings
Comapany
October 13,NameBeLive
            2023       Holdings
October
Page 2 13, 2023 Page 2
FirstName LastName
Liquidity and Capital Resources, page 47

2. We note your revised disclosure indicates that current Singapore regulations permit your
         Singapore subsidiary to pay dividends to its respective shareholders only out of its accumulated profits, if any, and that as of December 31, 2022, your Singapore
         subsidiary   s accumulated losses were S$19,264,424. You further
disclose that none of the
         net assets of your subsidiary in Singapore were restricted net assets. Considering that your Singapore subsidiary does not have accumulated profits, it appears that its net assets are restricted from the payment of dividends to the parent. Please revise your disclosure or advise why you believe none of the net assets of your subsidiary in Singapore are restricted.
Our Customers, page 67

3. We note your response to prior comment 4. Please tell us what consideration you gave to filing any contracts you may have with your major three customers as exhibits. Refer to Item 601(b)(10) Regulation S-K.
Consolidated Financial Statements
Notes to the Consolidated Financial Statements
2. Summary of Significant Accounting Policies
(q) Revenue Recognition,
Consultancy fee, Installation fee, and Source code, page F-30

4. Revise your disclosures to clarify the specific products and services included in revenue from source code and describe how the services or milestone obligations are performed over time.
5. You disclose that the transaction price is allocated based on the price stated in the contracts with customers. Clarify the specific products and services that are included in the same contract for which you allocate the transaction price. Please also clarify how the prices stated in the contract are representative of standalone selling price. That is, clarify if these are the same price for which the good or service is sold separately. If the good or service is not sold separately, clarify how you estimated the standalone selling price. Refer to ASC 606-10-32-28 through 606-10-32-35. Revise your disclosures accordingly.
22. Financial Risk Management and Fair Value of Financial Instruments, page
F-51

6. Please provide your response to prior comment 10. We note your revised disclosure that if amounts are greater than 365 days past due, your basis for recognized expected credit losses is Lifetime ECL - credit impaired. Please clarify how you determine expected credit losses for amounts that are greater than 90 days past due and describe the specific factors you considered in determining that no loss allowance is required for the $586,603 trade receivables that are greater than 90 days past due as of December 31, 2022, including how
 Kenneth Teck Chuan Tan
BeLive Holdings
October 13, 2023
Page 3
       you considered the past due status. Also, tell us how much of this past due balance has been received subsequent to December 31, 2022 through the current date.
Item 7. Recent Sales of Unregistered Securities, page II-1

7. We note that, in response to prior comment 6, you provided disclosure of prior issuances of redeemable, convertible, and cumulative preference stock. Please provide disclosure of all recent issuances of unregistered securities under "Item 7. Recent Sales of Unregistered
       Securities" and ensure that all required disclosure is included. Refer to Item 701 of
       Regulation S-K.
       Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Matthew Derby at 202-551-3334 with any other questions.



                                                             Sincerely,
FirstName LastNameKenneth Teck Chuan Tan
                                                             Division of
Corporation Finance
Comapany NameBeLive Holdings
                                                             Office of
Technology
October 13, 2023 Page 3
cc:       Henry Schlueter
FirstName LastName